101 South Queen Street

Martinsburg, West Virginia 25401

7000 Hampton Center

Morgantown, West Virginia 26505

511 7th Street

Moundsville, West Virginia 26041

501 Avery Street

Parkersburg, West Virginia 26101

	600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	6000 Town Center Boulevard, Suite 210 Canonsburg, Pennsylvania 15317 333 West Vine Street, Suite 1700 Lexington, Kentucky 40507 480 West Jubal Early Drive, Suite 130 Winchester, Virginia 22601
Sandra M. Murphy Telephone — (304) 347-1131 Facsimile — (304) 343-3058	July 18, 2013	E-Mail Address: smurphy@bowlesrice.com

Mr. Mark S. Webb Legal Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	VIA OVERNIGHT MAIL AND EDGAR

Re:	United Bankshares, Inc.
Registration Statement on Form S-4
Filed May 29, 2013
File No. 333-188919
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 002-86947
Virginia Commerce Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File No. 000-28635

Dear Mr. Webb:

On behalf of United Bankshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on May 29, 2013 (the “Registration Statement”) contained in your letter dated June 21, 2013 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. This letter and an amendment to the Registration Statement (“Amendment No. 1”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are furnishing to the Staff supplementally six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement filed on May 29, 2013.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. The responses are on behalf of the Company and Virginia Commerce Bancorp,

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

Inc. (“Virginia Commerce”) (with respect to the Registration Statement), on behalf of the Company (with respect to the Company’s Form 10-K) and on behalf of Virginia Commerce (with respect to the Virginia Commerce Form 10-K). For your convenience, we have set out the text of the comments from the Comment Letter followed by our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Registration Statement on Form S-4

General

1.	Please disclose the financial projections given to Keefe, Bruyette & Woods and Sandler O’Neill.

RESPONSE: The changes requested by the Staff have been incorporated in Amendment No. 1. Please see pages 99 and 100. The Company did not provide any financial projections to Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”). The only financial projections of the Company utilized by Sandler O’Neill were median publicly available analyst estimates for the Company’s long term earnings growth rate for the year ended December 31, 2013 and the years thereafter, as set forth in the Registration Statement and found on page 78 of Amendment No. 1.

2.	Please supplementary provide the staff with the board books prepared for each board.

RESPONSE: The presentation material prepared by Keefe, Bruyette & Woods, Inc. in connection with its opinion, dated January 28, 2013, to the Company’s board of directors summarized under the caption “Opinion of United Bankshares’ Financial Advisor” is being provided to the Staff under separate cover on a confidential and supplemental basis under the Freedom of Information Act (5 U.S.C. § 552(b)) (“FOIA”) pursuant to 17 C.F.R. § 200.83 and the Commission’s Release No. FOIA-65. In accordance with such Rule, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.

The presentation materials prepared by Sandler O’Neill in connection with its advice to Virginia Commerce summarized under the caption “Opinion of Virginia Commerce’s Financial Advisor” are being provided to the Staff under separate cover on a confidential and supplemental basis under the FOIA pursuant to 17 C.F.R. § 200.83 and the Commission’s Release No. FOIA-65. In accordance with such Rule, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

Summary

Interests of Directors and Officers in the Merger that Differ from Your Interests, page 16

3.	Please quantify the aggregate compensation that each Virginia Commerce director and executive officer will receive as a result of the merger as described in more detail starting on page 97. In addition, please briefly describe these arrangements, including, but not limited to, Mr. Converse’s appointment to the United Bankshares board following the merger. Please make corresponding revisions to the risk factors section.

RESPONSE: The changes requested by the Staff have been incorporated in Amendment No. 1 on pages 16 through 18 and 23 through 25.

Note B - Pro Forma Adjustments, page 46

4.	You reflect an adjustment for the warrant of Virginia Commerce to the Treasury expected to be repurchased by United Bankshares in your adjustment (a). Based on the disclosures on pages 107 and 108, you state that it is the intention of United Bankshares, either alone or together with Virginia Commerce, to repurchase the TARP warrant held by the Treasury on or about the effective date of the merger for a purchase price equal to its fair value, which is assumed to be $26.845 million. It does not appear, however, that this intent is an actual term of the merger agreement. Please remove this adjustment as it does not appear factually supportable or directly attributable to the transaction (and revise other ancillary footnotes and disclosures throughout the document) or advise why you believe your current treatment is appropriate. If you remove this adjustment from the body of the pro forma financial statements, you may opt to present a footnote discussing and detailing the impact of this potential transaction, including prominent language that this is not part of the merger agreement, etc.

RESPONSE: The Company elected to remove the adjustment from the body of the pro forma financial statements. Additionally, it opted to present a footnote discussing and detailing the impact of the potential repurchase transaction, including the prominent language that the potential transaction is not contemplated in the merger agreement. The aforementioned revisions have been incorporated in Amendment No. 1 on pages 43 through 46 and 48 through 51. The Company also incorporated language to clarify that the potential repurchase transaction was not contemplated in the merger agreement on page 43 of Amendment No. 1.

5.	Please revise the notes to the pro forma balance sheet to disclose the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

RESPONSE: The changes requested by the Staff have been incorporated in Amendment No. 1 on page 49.

6.	Please expand Notes (b), (e) and (g) to disclose how you determined the amount of the premiums and discounts and the relevant assumptions.

RESPONSE: The changes requested by the Staff have been incorporated in Amendment No. 1 on pages 49 through 50.

7.	Please expand notes (j), (k) and (l) to indicate the useful lives of these assets/liabilities, the method of accretion/amortization and the amount of accretion/amortization by year. Please be sure to clarify the impact of the loan prepayment assumptions on the estimated useful lives of the loan amortization.

RESPONSE: The changes requested by the Staff have been incorporated in Amendment No. 1 on page 50.

The Merger, page 64

8.	The evaluation of the loan portfolio by the independent loan review firm appears to be materially related to the transaction. Please provide the information required by Item 1015(b) of Regulation M-A with regard to this report.

RESPONSE: The Company and Virginia Commerce respectfully submit that the loan review report completed by the independent loan review firm in late August 2012 (the “Independent Loan Review Report”) is not materially related to the merger of the Company and Virginia Commerce (the “Merger”) for the reasons discussed below and, therefore, the information called for by Item 1015(b) of Regulation M-A is not required to be included in the Registration Statement with respect to the Independent Loan Review Report.

Each of Form S-4 and Regulation M-A require the disclosure of detailed information about third-party reports that materially relate to “the” transaction.1 The use of the definite article

[1]	Item 4(b) of Form S-4 provides as follows:

“If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A (229.1015(b) of this chapter).” (emphasis added)

Similarly, Item 1015(a) of Regulation M-A provides as follows:

“State whether or not the subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction, including, but not limited to: Any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.” (emphasis added)

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

“the” indicates that a report must materially relate to the specific, individual transaction in question (in this case, the Merger) for disclosure to be required, as opposed to relating to the deliberative process preceding a board’s decision to consider or pursue “a” transaction of some form with some party on terms to be determined.

The Registration Statement refers to the Independent Loan Review Report because the commissioning of the report and the findings therein were a part of the larger deliberative process undertaken by the board of directors of Virginia Commerce prior to its decision to pursue a particular type of transaction. Given that the Independent Loan Review Report played a role in the decision by the board of directors of Virginia Commerce to market Virginia Commerce for sale generally, the Registration Statement references the report pursuant to Item 4(a)(2) of Form S-4, which requires disclosure of “[t]he reasons of the registrant and of the company being acquired for engaging in the transaction.”

While the Virginia Commerce board of directors considered the Independent Loan Review Report as part of its general assessment of possible strategic courses of action, the Independent Loan Review Report is not materially related to the Merger in particular, as illustrated by the following facts:

•

The Independent Loan Review Report was completed over six weeks before Virginia Commerce formally engaged Sandler O’Neill for the purpose of providing financial advisory and investment banking services to Virginia Commerce in connection with consideration of a possible business combination transaction.

•	The Independent Loan Review Report was completed over fourteen weeks prior to the Company’s execution of a confidentiality agreement and commencement of its due diligence review of Virginia Commerce.

•

The Independent Loan Review Report was not commissioned with the Merger, the Company or any particular transaction or particular counterparty in mind. The Independent Loan Review Report was also not commissioned solely in connection with the evaluation, in the abstract, of possible business combination transactions. Rather, the Independent Loan Review Report was commissioned for the multiple purposes of (i) estimating the fair value mark that a potential buyer would be likely to place on Virginia Commerce’s loan portfolio in conjunction with an acquisition of Virginia Commerce, (ii) preparing Virginia Commerce for a targeted examination of Virginia Commerce’s loan portfolio by the Federal Reserve Bank of Richmond (the “FRB of Richmond”) during September 2012 and (iii) assessing the adequacy of Virginia Commerce’s allowance for loan losses in connection with evaluating the possible redemption of Virginia Commerce’s Series A Cumulative Perpetual

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

Preferred Stock issued to the U.S. Treasury under the TARP Capital Purchase Program.

•

The Independent Loan Review Report was not prepared with a particular analytical view towards the Merger in particular or any transaction with the Company or any specific entity and makes no reference to business combinations.

•

The findings of the Independent Loan Review Report were corroborative of the findings from Virginia Commerce’s standard loan review processes and the review of state and federal regulatory agencies. When Virginia Commerce was negotiating the terms of the Merger with the Company, the Independent Loan Review Report was not the most recent or authoritative third-party report on asset quality available to Virginia Commerce, as the report had been functionally superseded by the findings of the FRB of Richmond’s targeted examination. Given the foregoing, Virginia Commerce did not rely on the Independent Loan Review Report in negotiating the terms of the Merger or in assessing the fairness of the consideration to be offered to Virginia Commerce shareholders.

•

In the course of the Company’s diligence of Virginia Commerce, the Company conducted its own evaluation of Virginia Commerce’s loan portfolio. While the Company had access to the Independent Loan Review Report, it placed greater reliance on its own, more recent assessment. Given this, the Company did not materially rely on the Independent Loan Review Report in negotiating the terms of the Merger or in assessing the fairness of the Merger.

Sandler O’Neill’s Compensation and Other Relationships …, page 89

9.	Please provide the information required by Section 1015(b)(4) of Regulation M-A. Specifically, disclose the aggregate compensation paid by United Bankshares to Sandler O’Neill over the past two years.

RESPONSE: The information requested has been incorporated in Amendment No. 1 on page 92.

Interests of Certain Virginia Commerce Directors and Executive Officers …, page 104

10.	We note that United Bankshares is currently negotiating the terms of employment contracts with Messrs. Converse and Anderson. Please file these and any other material employment agreements as exhibits once they are finalized.

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

RESPONSE: The Company will file its independent contractor agreement with Mr. Converse as an exhibit once it is finalized. Mr. Anderson will not be a named executive officer and the agreement with him is not otherwise considered material to the Company. As a result, Mr. Anderson’s employment contract will not be filed. Although not yet finalized, in recent weeks, the Company has reached an agreement with Mr. Anderson concerning the basic terms of his employment arrangement. Those basic terms have been incorporated in Amendment No. 1 on pages 17, 24, 109 and 110.

Material U.S. Federal Income Tax Consequences of the Merger, page 119

11.	Please revise to indicate that this discussion if based on opinions that have been filed as exhibits.

RESPONSE: The change requested by the Staff has been incorporated in Amendment No. 1 on page 123.

12.	In the bold paragraph on page 121 remove the words “for general information only.”

RESPONSE: The change requested by the Staff has been incorporated in Amendment No. 1 on page 125.

Where You Can Find More Information, page 139

13.	You can incorporate future proxy statements, but not past proxy statements. Please revise.

RESPONSE: The changes requested by the Staff have been incorporated in Amendment No. 1. Please see page 143.

United Bankshares’ Form 10-K for the Fiscal Year Ended December 31, 2012

14.	You have disclosed unrealized losses on trust preferred collateralized debt obligations dating back to your December 31, 2009 10-K of over 50% for each of the last four years. In your most recent Form 10-K report you disclose an unrealized loss of over 63% on these investments. You also disclose that the trust preferred collateralized obligations investments are comprised of debt and equity securities. Since investments in debt and equity securities have two distinct impairment models please address the following:

•	Tell us the amount of the unrealized loss and the amount of your equity securities;

RESPONSE: The trust preferred collateralized debt obligations owned by the Company consisted solely of debt securities and did not include any equity securities. These investments were evaluated for other-than-temporary impairment under ASC 320.

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

•

Tell us the evidence that you have accumulated about the near term recovery of the equity securities in light of the severity of their unrealized losses for an extended period of at least four years. Please refer to SAB Topic 5:M;

RESPONSE: As noted above, the trust preferred collateralized debt obligations owned by the Company consisted solely of debt securities and did not include any equity securities.

•	Tell us the amount of the unrealized loss and the amount of your debt securities rated below investment grade for each credit rating;

RESPONSE: The following table represents the trust preferred collateralized debt obligations as of December 31, 2012 that were rated below investment grade by at least one of the rating agencies, along with the unrealized loss and life-to-date, credit related other-than-temporary-impairment recognized through the income statement:

Moody’s Rating	S&P Rating	Fitch Rating	Amortized Cost	Unrealized Loss	Life-to-date OTTI as of 12/31/12
A2	CCC+	BBB	$5,000	$2,250	$0
Ba1	—	B	$4,389	$2,107	$0
Caa3	—	C	$8,936	$5,811	$3,531
—	CCC+	CCC	$4,000	$1,920	$0
—	CCC-	CCC	$2,500	$1,225	$0
Ca	—	—	$10,822	$4,441	$7,695
Ca	—	CC	$6,416	$5,116	$3,574
Ca	—	C	$40,387	$26,610	$19,321
C	—	C	$3,207	$2,617	$1,792

Total			$85,657	$52,096	$35,914

*	In thousands. Multiple securities may be included within each rating category.

•

Tell us whether there has been any significant deterioration in the projected contractual cash flows for your debt securities rated below Ba1. Please also tell us the amount of debt securities rated below investment grade for which there is minimal cushion before you will have to recognize an other-than-temporary impairment and how you define a minimal cushion;

RESPONSE: Since acquisition, the Company has experienced deterioration in the projected contractual cash flows for certain trust preferred collateralized debt obligations and accordingly, the Company has recognized approximately $35.9 million in credit-related, other-than-temporary impairment on these securities.

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

As of December 31, 2012, seventeen of the Company’s trust preferred collateralized debt obligations that were rated below Ba1 had incurred other-than-temporary impairment. The Company owned five trust-preferred collateralized debt securities with an amortized cost of $18.4 million that contained at least one below investment grade rating and had not recognized other-than-temporary impairment. The largest individual security had an amortized cost of $5.0 million and maintained two investment grade ratings of A2 by Moody’s and BBB by Fitch (below investment grade rating of CCC+ by S&P). The rating assigned by S&P was subsequently upgraded February 28, 2013 to B+. This upgrade follows an upgrade from CCC to CCC+ on April 16, 2012. The remaining four securities that were rated below investment grade and had not recognized other-than-temporary impairment had an amortized cost of $13.4 million. While these securities remain below investment grade, the Company would note the last ratings actions for two of the four securities were upgrades.

All five of the securities that were rated below Ba1 and have not incurred other-than-temporary impairment are considered by the Company to have more than minimal cushion before other-than-temporary impairment will occur. In order to determine the net realizable value and assess whether other-than-temporary impairment existed, the Company utilized security specific cash flow models to determine if an adverse change in the expected cash flows had occurred. The cash flow models consider the current deferrals and defaults within the underlying collateral, the likelihood the current deferrals would cure or ultimately default, potential future deferrals and defaults, potential prepayments, cash reserves, excess interest spread, priority of payments in the cash flow structure, collateralization ratios, effects of embedded swaps on cash flows, and a detailed credit analysis of the underlying collateral. The Company also tests the underlying credit assumptions for reasonableness through a robust back testing process. When evaluating the excess cushion before other-than-temporary impairment may be triggered, the Company primarily reviews the cash flow projected to be received by the tranches that are subordinate to the tranche owned by the Company in the credit-adjusted, expected cash flow model. The Company evaluates the excess cash flow relative to the size of the overall deal, the performance metrics of the underlying collateral, and potential changes in key assumptions. The Company also reviews the level of additional performing collateral that could default before other-than-temporary impairment would occur. For example, as of June 30, 2013, the five securities could incur additional defaults ranging from 8% - 66% before the occurrence of other-than-temporary impairment. These defaults would be in addition to the current defaults contemplated in the model.

•

Tell us the evidence that supports your belief that the decline in value of debt securities resulted from changes in market interest rates, credit spreads and liquidity and not a change in the expected contractual cash flows given that you had an

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

unrealized loss of over 63% at December 31, 2012 that presumably include securities with losses greater than 63% and others with losses of less than 63%;

RESPONSE: Since acquisition, the Company has experienced changes in expected contractual cash flows on certain trust preferred collateralized debt obligations. The portion of the decline in fair value on these securities that was attributable to changes in contractual cash flows was recognized through other-than-temporary impairment in the income statement. The following chart summarizes the credit-related other-than-temporary impairment recognized from 2008 to 2012:

	2008	2009	2010	2011	2012	Total
Credit-related OTTI	$0	$5,371	$7,322	$17,252	$5,970	$35,914

*	In thousands.

While a large difference remains between the fair value and amortized cost, the Company believes the remaining unrealized losses are related to the illiquid market for trust preferred collateralized debt obligations rather than an adverse change in expected cash flows based on the methodology described in the previous response. The expected future cash flow substantiates the return of the remaining amortized cost of the security. The Company believes the following evidence supports the position that the remaining unrealized loss is related to the illiquid market for trust preferred collateralized debt obligations:

•

The market for new issuance of trust preferred collateralized debt obligations was robust from 2000 to 2007 with an estimated $60 billion in new issuance. The new market issuances came to an abrupt halt in 2007.

•

The secondary market for trust preferred collateralized debt obligations ultimately became illiquid and is not reflective of orderly transactions between market participants. In making this determination, the Company holds discussions with institutional traders to identify trends in the number and type of transactions related to the trust preferred collateralized debt obligations.

•	The presence of a below-investment grade rating severely limits the pool of available buyers and contributes to the illiquidity of the market.

•

Trust preferred collateralized debt obligations have a more complex structure than most debt instruments, making projections of tranche returns difficult for non-specialists in the product. Deferral features available to the underlying issuers within each pool are unique to these securities. Additionally, it can be difficult for market

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

participants to predict whether deferrals will ultimately cure or ultimately default. Due to the lack of transparency, market participants will require a higher risk premium, thus resulting in higher required discount rates.

•

The variability of cash flows at the time the securities were originated was expected to be very limited. Due to the financial crisis, trust preferred collateralized debt obligations have experienced more substantive variability of cash flows compared to expectations, resulting in a higher risk premium when evaluating discount rates.

•

The limited, yet relevant, observable inputs indicate that market yield requirements for trust preferred collateralized debt obligations, on a credit-adjusted basis, remained very high relative to discount rates at purchase and compared to other similarly rated debt securities.

Overall, the Company believes the lack of new issuances, illiquid secondary market, limited pool of buyers, below investment grade ratings, complex structures, and high market discount rates are the key drivers of the remaining unrealized losses in the Company’s trust preferred collateralized debt obligations and the robust expected cash flow analysis substantiates the return of the remaining amortized cost under ASC 320.

•

Tell us why the over 61% increase in the unrealized losses of your trust preferred collateralized debt obligations from 39% in 2008 to over 63% in 2012 is not indicative of further credit deterioration, particularly given the general improvement in credit quality observed since the peak of the financial crisis in 2008; and

RESPONSE: As noted previously, the Company did experience an adverse change in the projected cash flows of certain trust preferred collateralized debt obligations from 2009 through 2012. The Company recognized $35.9 million in credit-related other-than-temporary impairment on its trust preferred collateralized debt obligations during this period of time.

In addition, the unrealized loss associated with the trust preferred collateralized debt obligations increased from $54 million in 2008 to $73 million in 2009 and $75 million in 2010. Since 2010, the unrealized loss decreased to $62 million in 2011 and to $54 million in 2012. The increasing trend in the unrealized loss as a percentage of the amortized cost referenced by the Staff is being impacted by the other-than-temporary impairment charges which are reducing the amortized cost of the securities relative to their par value. As a percentage of the outstanding par value of the collateralized debt obligations, the unrealized loss has actually declined from approximately 53% in December of 2009 to 41% in December of 2012 – primarily as a result of the other-than-temporary impairment and a reduction in estimated discount rates.

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

•

Tell us why unrealized losses on your debt securities of such a large magnitude over an extended period of time does not indicate that at least a portion of the losses is credit related. Please also tell us why there is no credit related loss for debt securities rated below investment grade that were presumably downgraded due to credit issues.

RESPONSE: As noted previously, seventeen of the Company’s trust preferred collateralized debt obligations were rated below Ba1 and had incurred $35.9 million in other-than-temporary impairment as of December 31, 2012. The Company also believes the complex structures, limited pool of buyers, lack of new issuances, illiquid secondary market, and high discount rates are the primary drivers of the remaining unrealized losses in the Company’s trust preferred collateralized debt obligations. The Company owned five securities that had at least one below investment grade rating and had not experienced any credit related other-than-temporary-impairment. One of these securities had an amortized cost of $5.0 million and maintained an investment grade rating of A2 by Moody’s and BBB by Fitch (below investment grade rating of CCC+ by S&P). S&P did upgrade the rating of CCC+ to B+ effective February 28, 2013. The remaining four securities had an amortized cost of $13.4 million and had not recognized other-than-temporary impairment. The Company completed an expected cash flow analysis as of December 31, 2012 to determine whether an adverse change in future cash flows had occurred under ASC 320. The standard specifies that a cash flow projection can be present valued at the security specific effective interest rate and the resulting present value compared to the amortized cost in order to quantify the credit component of impairment. The cash flow analysis performed substantiated the return of the full amortized cost on these securities under ASC 320 and the Company has a robust process to back test the underlying assumptions that proves the credit related assumptions are reasonable.

Virginia Commerce’s Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Notes to the Financial Statements

Note 23 – Condensed Financial Statements of Parent Company, page 86

15.	You excluded the dividends from subsidiary of $71,256,000 in computing income before income tax (benefit) and equity in undistributed (distributed) earnings of subsidiary in 2012. Please tell us whether you consider this omission material to an investment decision.

RESPONSE: The exclusion of the dividends from subsidiary of $71,256,000 in computing income before income tax (benefit) and equity in undistributed (distributed) earnings of subsidiary in 2012 was an oversight. For the following reasons, however, Virginia

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

Commerce does not consider the omission to be material to an investment decision regarding Virginia Commerce common stock or the Company’s common stock, or in connection with a shareholder of Virginia Commerce or the Company voting with respect to the merger:

•	both the equity in undistributed (distributed) earnings of subsidiary and net income totals in Note 23 are correct;

•

both the dividends from subsidiary and equity in undistributed (distributed) earnings of subsidiary are eliminated in consolidation and therefore do not impact Virginia Commerce’s consolidated statement of income; and

•

Virginia Commerce used the dividends from subsidiary during 2012 to fund the $71,256,389 repurchase of all of Virginia Commerce’s preferred stock that was issued to the U.S. Department of the Treasury under the Troubled Asset Relief Program Capital Purchase Program, which repurchase is prominently disclosed in several locations in Virginia Commerce’s Form 10-K for the fiscal year ended December 31, 2012, including in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 22 of the Notes to Consolidated Financial Statements.

In the event that the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (304) 347-1131 or by email at smurphy@bowlesrice.com.

Mr. Mark S. Webb

United States Securities and Exchange Commission

July 18, 2013

Sincerely,

/s/ Sandra M. Murphy

Sandra M. Murphy

cc:	Steven E. Wilson, United Bankshares, Inc.